THE LIFE INSURANCE COMPANY OF VIRGINIA
                           CHILDREN'S INSURANCE RIDER

This rider provides level term insurance payable at the death of each insured child. We will pay the insurance to the Insured unless another beneficiary has been designated and the designation is effective when the child dies.

Insured child means the Insured's child named in the application for this rider. Insured child also means any child born to or adopted by the Insured while this rider is effective. A child may not become an insured child before the 15th day of the child's life or after the child's 18th birthday. However, a child who is a full-time student and who has not yet attained his 22nd birthday may become an insured child.

Insured means the Insured under the Policy.

Full-time student means a child who is currently enrolled as a full-time student, in a secondary or postsecondary school. Full-time student also includes a child who is absent from school due to summer vacation and who is scheduled to return to school when the next school year begins.

Amount of Insurance
The amount of insurance is shown in the policy data pages.

When this Rider is Effective
This rider goes into effect on the Policy Date, unless another effective date is shown in the policy data pages.

An insured child's coverage goes into effect on the date when this rider goes into effect, the date of the child's adoption, or the 15th day of the child's life, whichever is latest. An insured child's coverage ends on the policy anniversary nearest the child's 25th birthday or when this rider ends, if earlier.

This rider will end:
              o on the death of the Insured; or
              o if the Policy is surrendered; or
              o if you send us a written request to end the rider; or
              o if the Policy ends.

Continuation of Coverage at Death of Insured

In addition to providing term insurance on each insured child, this rider provides for a term insurance benefit on the Insured. This benefit is automatically applied at the death of the Insured to purchase a new policy containing the same amount of benefit as this rider on each surviving insured child. No further premium will be required on any new policy. Each new policy will have account values which will be available to its owner. We will furnish these values on request.


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Child's Option to Purchase a New Policy
An insured child may purchase a new policy on his own life, on the policy anniversary nearest his 25th birthday or when the Policy ends, if earlier. No evidence of insurability will be required.

The insured child must send us a written request within 30 days of the end of his coverage under this rider. The new policy will go into effect on the date coverage ends under this rider. However, the full first premium must be paid before the new policy will go into effect.

The new policy can be a whole life policy or any other policy then offered by us for exchanges. Premiums for the new policy will be at rates in effect for the insured child's sex and attained age on its effective date. The new policy will be subject to our rules on frequency of premium payment, minimum premium and plan availability on its effective date. There will be at least one plan available.

The insured child may elect an amount of insurance of from one to five times the amount of insurance under this rider on the date coverage ends under this rider.

The new policy will not include any supplementary riders unless we agree.

Limits on Effect of Other Riders
No benefit rider, other than a Disability Benefit Rider, will affect this rider. This rider will not increase the benefits paid under any other rider.

Limits on Contesting this Rider
With respect to any insured child named in the application, we will not contest the amount of coverage originally provided by this rider after it has been in effect during the child's life for two years. With respect to any insured child who becomes insured after this rider goes into effect, we will not contest the coverage provided that child by this rider.

Suicide
If the Insured commits suicide, while sane or insane, within two years of the date this rider goes into effect, this rider will end. We will not issue a paid-up policy on any surviving insured child. Instead, each surviving insured child may purchase a new policy, as described under Child's Option to Purchase a New Policy.

If, while this rider insures only one child, that insured child commits suicide, while sane or insane, within two years of the date that his coverage under this rider goes into effect, the benefit payable under this rider will be limited to the cost of insurance deductions made with respect to this rider. If, while this rider insures more than one child, one of those insured children commits suicide, while sane or insane, within two years of the date that his coverage under this rider goes into effect, no benefits will be paid under this rider with respect to that child's death.

Cost of this Rider
This rider is issued in consideration of the application and the inclusion of its monthly cost of insurance in the Policy's monthly deduction.

The  monthly cost of insurance for this rider is (1) multiplied by (2), where

     (1) is the cost of insurance rate for this rider; and

     (2) is the amount of insurance for this rider, divided by 1,000.

The cost of insurance rate for this rider is shown in the policy data pages.

This rider is subject to the provisions of the Policy.

For The Life Insurance Company of Virginia,



                                                              President